Health Benefits Direct
CORPORATION
150 N. RADNOR-CHESTER ROAD
SUITE B-101
RADNOR, PENNSYLVANIA 19087
(484) 654-2200
March 9, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Re:	Health Benefits Direct Corporation Registration Statement on Form S-1 (File No. 333-150530) Application for Withdrawal of Registration Statement
Ladies and Gentlemen:
Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), Health Benefits Direct Corporation, a Delaware corporation (the “Company”), hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-150530) together with all amendments and exhibits thereto (the “Registration Statement”), and the issuance of an order by Securities and Exchange Commission granting such withdrawal.
The Company is requesting such withdrawal because it has elected not to pursue the registration of the securities included in the Registration Statement at this time. The Registration Statement covered the resale of shares of the Company’s Common Stock sold in a private placement in March 2008. The Registration Statement has not been declared effective, and the Company confirms that no securities have been or will be sold pursuant to the Registration Statement.
The Company requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement filed by the Company, in accordance with Rule 457(p) under the Securities Act.
Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available to my attention at 150 N. Radnor-Chester Road, Suite B-101, Radnor, Pennsylvania 19087
If you have any questions regarding this application, please contact our counsel, James W. McKenzie, Jr. of Morgan, Lewis & Bockius LLP, at (215) 963-5134.
Sincerely,

Health Benefits Direct Corporation
By:	/s/ ANTHONY R. VERDI
	Name:	Anthony R. Verdi
	Title:	Chief Financial Officer and Chief Operating Officer